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___________________________________

Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re: Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 770

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the "SEC"), which you conveyed to us via telephone on June 17, 2021, regarding Post-Effective Amendment No. 770 to the registration statement (the "Amendment") under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the "Trust"), which is also Post-Effective Amendment No. 771 to the Trust's registration statement under the Investment Company Act of 1940, as amended. The Amendment was filed with the SEC on April 23, 2021 to reflect changes to the investment objective, principal investment strategy, index provider and underlying index of the Invesco Variable Rate Preferred ETF (the "Fund"), to become effective as of the close of markets on June 30, 2021. For your convenience, each of your comments, as we understand them, is repeated below with the Trust's responses immediately following. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.Comment: Please provide a completed fee table and expense example for the Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 23, 2021

Response: A completed fee table and expense example for the Fund is contained in Appendix A to this letter. We confirm that the fee table and example do not reflect fees associated with creation or redemption activity.

2.Comment: In the "Principal Investment Strategies" section of the summary prospectus, the disclosure states that preferred stocks "generally are issued with a fixed par value and pay dividends based on a percentage of that par value at a fixed or variable rate." Please restate this disclosure in plain English.

Response: We have revised the disclosure in accordance with the staff's comment. That sentence now reads as follows:

Preferred stocks have economic characteristics similar to fixed-income securities;~~.~~ for example, ~~P~~preferred stocks generally ~~are issued with a fixed par value and~~ pay dividends ~~based on a percentage of that par value at a fixed or variable rate~~ at a specified rate, which may be fixed or variable.

3.Comment: In the subsection "Concentration Policy" in the "Principal Investment Strategies" section of the summary prospectus, clarify whether the underlying index is concentrated in any specific industry or group of industries.

Response: As of April 30, 2021, the underlying index was concentrated in the financials sector. We have revised the disclosure to state the underlying index's concentration.

4.Comment: We note that the disclosure states that the underlying index may include floating and variable rate U.S. dollar denominated preferred stock that is rated below investment grade. Please disclose in the summary prospectus if such below investment grade stock is considered speculative.

Response: We have included the following risk disclosure in the summary and statutory prospectuses in accordance to the staff's request:

Below Investment Grade Securities Risk. Like bonds, preferred stocks are rated by credit agencies, and the Fund may invest in preferred stocks with ratings that are below investment grade. Such stocks may be considered speculative or junk. Compared to higher quality securities, the value of below investment grade preferred securities may fluctuate more in response to company, political, regulatory or economic developments, and their values can decline significantly over short periods of time or during periods of economic difficulty. Because preferred securities may be subordinated to bonds or other debt instruments in an issuer's capital structure, an investment in below investment grade preferred stocks may carry an even greater risk of loss

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 23, 2021

relative to an investment in a bond in the event of an issuer's bankruptcy.

5.Comment: In the "Principal Investment Strategies" section of the summary prospectus, the discussion of the eligibility criteria for inclusion in the underlying index states that an eligible security must "have at least one day remaining to maturity and at least 18 months to final maturity at time of issuance." Please explain the difference between maturity and final maturity.

Response: The term "final maturity" is intended to distinguish between the two different eligibility criteria relating to maturity: first, that any security included in the underlying index must have at least one day remaining until it matures, and second, that such security must have had at least an 18-month term until maturity when it was first issued. To clarify the language, we have revised the disclosure to remove the term "final maturity" and use the term "maturity" in describing the eligibility criteria for the underlying index. The revised phrase reads as follows: "have at least one day remaining to maturity and at least 18 months to ~~final~~ maturity at ~~time of issuance~~ the time of its issuance."

6.Comment: In the "Principal Investment Strategies" section of the summary prospectus, the discussion of the eligibility criteria for inclusion in the underlying index states that a preferred stock or eligible security must "meet other minimum liquidity, trading volume and other requirements, as determined by the Index Provider."

Please disclose those requirements in the summary or statutory prospectus.

Response: We note that the underlying index's additional eligibility requirements are already described in the statutory prospectus in the section titled "Additional Information About the Fund's Strategies and Risks—ICE Variable Rate Preferred & Hybrid Securities Index." In particular, the disclosure states that eligible securities listed on the New York Stock Exchange or Nasdaq that have an average monthly consolidated trading volume over the last six months of at least 100,000 shares must have at least $100 million face amount outstanding, and that all other constituents must have at least $350 million face amount outstanding. In addition, the disclosure lists the types of securities that are excluded from the underlying index.

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Anita De Frank

Anita De Frank

Counsel

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

June 23, 2021

cc:Adam Henkel, Esq. Eric Purple, Esq. Alan Goldberg, Esq. Mark Greer, Esq.

Appendix A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$280	$628